August 9, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Amendment No. 5 to Registration Statement on Form F-4
Filed July 19, 2024
File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated August 1, 2024 (the “Comment Letter”), regarding Amendment No. 5 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on July 19, 2024.

The Company has filed today Amendment No. 6 to the Registration Statement (“Amendment No. 6”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 6. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 6.

Amendment No. 5 to Form F-4 filed July 19, 2024

Enhanced Research and Development Capabilities through Collaboration with Market Participants, page 271

1.	Comment: We note your revised disclosure on pages 271 and 291 that you hold two Class III registration certificates you hold for the microwave therapeutic instrument and accessories and disposable microwave ablation needle, the Class III certificate you recently obtained for MWA needles and one Class II registration certificate in relation to disposable sterile biopsy needles. Please revise to clarify, if true, that the two Class III registration certificates you currently hold for your microwave therapeutic instrument and disposable microwave ablation needles include the Class III certificate you recently obtained for MWA needles in July 2023. We refer to your CFDA 20183011581 and 20233010963 registration certificate numbers, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41, 84, 274 to 275 and 282 to 285 of Amendment No. 6 in response to the Staff’s comment. The Company holds two additional Class III registration certificates with registration certificate numbers CFDA 20233011839 and 20243010517.

Customers, page 290

2.	Comment: We acknowledge your revised disclosure in response to prior comment 8. Please revise your disclosure to address the following issues:

•	Please disclose when you entered into this agreement with the Top Distributor and the term of the agreement. We refer to section 18 of the agreement, which states that the agreement expired on December 31, 2023. Please confirm whether you have entered into a supplementary agreement with the Top Distributor to renew the distribution agreement, and if so, please file any such agreement as an exhibit to the registration statement as required by Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K and revise your disclosure accordingly; and

•	We note that certain portions of Exhibit 99.9 have been redacted. Please include a statement at the top of the first page of such redacted exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential and also ensure that such exhibit is in the proper text-searchable format. Refer to Item 601(b)(10)(iv) of Regulation S-K and Item 301 of Regulation S-T.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 292 to 293 of Amendment No. 6 to clarify that the Company entered into the agreement with the Top Distributor on January 1, 2023, and the term of the agreement was from January 1, 2023 to December 31, 2023. On January 1, 2024, the Company renewed the agreement by entering into a supplementary agreement with the Top Distributor to extend the term of the distribution agreement to December 31, 2024. Such supplementary agreement is filed as Exhibit 99.10 to Amendment No. 6.

The Company acknowledges the Staff’s comment and has included a statement at the top of the first page of each of Exhibit 99.9 and Exhibit 99.10 stating: “The name of the Top Distributor, the pricing of the medical devices to be sold, and the identity and location of the Top Distributor’s hospital clients have been redacted because such information is both not material and the type of information that the Company treats as private or confidential.”

PubCo's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 341

3.	Comment: We note your response to comment 10. Please address the following:

•	Pursuant to Item 5A of the Form 20-F, please disclose the specific significant factors that materially impacted revenues in a similar manner to your response with quantification regarding the extent to which revenues were impacted. You should specifically discuss the extent to which fluctuations in revenues were attributable to changes in prices, changes in the volume or amount of products being sold, or to the introduction of new products; and

•	In light of the limitations you note regarding your distributor inventory reports, please help us better understand your basis for stating that you are not aware of any material amount of unsold inventory held by your deliverers and its distributors, including how you determined what would be material.

Response: With respect to impact on revenue, the Company acknowledges the Staff’s comment and has revised the disclosure on page 349 of Amendment No. 6 to disclose the specific significant factors that materially impacted revenues.

The Company’s revenue from distributors increased from approximately $13.5 million during the fiscal year ended December 31, 2022 to approximately $15.0 million during the fiscal year ended December 31, 2023, resulting in a net increase of approximately $1.5 million. Changes in sales prices caused the revenue to increase by approximately $4.7 million, while changes in the volume of products sold caused the revenue to decrease by approximately $3.2 million. With respect to the sales of MWA needles, revenue decreased due to a decrease in the quantity of sales. This occurred because the quantity of needles sold during the fiscal year ended December 31, 2022 had increased as a result of the Class II to Class III certificate upgrade which occurred during that year, and such increase was not sustained during the fiscal year ended December 31, 2023. Please refer to management’s analysis of multi-year sales and inventory trends of the volume of needles sold in the section titled “Amendment to Business Combination Agreement” on page 213 of Amendment No. 6. With respect to the sales of microwave therapeutic apparatuses, revenue increased due to increases in both the quantity of sales and the selling price. The increase in revenue from sales of microwave therapeutic apparatuses outweighed the decrease in revenue from sales of MWA needles, resulting in an overall increase in revenue.

The Company’s revenue from direct customers decreased from approximately $21.6 million during the fiscal year ended December 31, 2022 to approximately $16.5 million for the fiscal year ended December 31, 2023, resulting in a net decrease of approximately $5.1 million. Changes in sales prices caused the revenue to decrease by approximately $1.1 million, while changes in the volume of products sold caused the revenue to decrease by approximately $4.0 million. With respect to the sales of MWA needles and other medical devices, revenue decreased due to a decrease in overall sales volume in each case. With respect to the sales of microwave therapeutic apparatuses, revenue increased due to increases in both the quantity of sales and the selling price. The decrease in revenue from the sales of MWA needles and other medical devices outweighed the increase in revenue from the sales of microwave therapeutic apparatuses, resulting in an overall decrease in revenue.

With respect to inventory reports, the Company acknowledges the Staff’s comment and respectfully notes that the Company mainly relies on its own monthly reports which are based on its own due diligence, communication with deliverers and distributors, and industry know-how. The Company’s due diligence consists of conducting internal market research on the products and informally interviewing representatives of our distributors. The communication with deliverers and distributors generally occurs on a monthly basis by means of phone calls and in-person conversations. The Company combines this information with its industry know-how to track the estimated inventory levels of its microwave ablation medical devices held by its deliverers and distributors and predict the sales trends of such devices. Based on such procedures, the Company estimates that the average amount of unsold inventory currently held by its distributors is approximately 20% of their purchased amount of inventory.

The Company concluded that 20% is not a material amount of unsold inventory held by its distributors based on its internal due diligence and industry know-how for the following reasons. First, since distributors pay for the Company’s products when they are received and such products cannot be returned and may only be exchanged if there are quality issues, such distributors’ payment to the Company is not dependent on whether such distributors have sold those products to their respective customers. As a result, a distributor’s unsold inventory of the Company’s products has no material impact on the Company’s revenue recognition. Second, distributors need to maintain a certain amount of unsold inventory in case there is an unexpected increase in demand from their customers. Based on the Company’s understanding, it is typical across the industry to retain 20% of inventory in case of a sudden additional increase in orders, or to hedge against the risk that the Company may be unable to timely deliver subsequent products to such distributors in order to allow such distributors to meet their respective delivery timelines.

The Aging of Accounts Receivable, page 349

4.	Comment: We note your responses to comments 13 and 14 and the corresponding expanded disclosures. Specifically you refer to customers being contractually entitled to a credit period of 30 to 90 days, but in practice, you may, on a case-by-case basis, approve an extended credit period upon request. Given that the approval of an extended credit period appears to not be as infrequent as your disclosures indicate, we continue to believe that additional quantitative disclosures should be provided regarding your actual collection period for your receivables. For example, an analysis of days sales outstanding or other quantitative analysis could be helpful along with clear disclosure of how these calculations are determined. Include the information in your response to comment 14 in the disclosure on page 350. We also note your continued reference to the impact of the COVID-19 outbreak. Please further clarify in your disclosures why and how you are continuing to be impacted by this outbreak in recent periods. Also, please expand your disclosure to explain why you have any outstanding receivables from distributors given the provision in Section 6.2 of the Distribution Agreement in Exhibit 99.9 that products are not shipped to the distributor until after you have received payment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 291 and 353 of Amendment No. 6 to clarify that the Company grants extended credit terms to a majority of its customers. The discrepancy between the contractual credit term contained in the Distribution Agreement and the credit terms the Company actually enforces occurs because each executed distribution agreement is merely a framework agreement and is on a standard form for all distributors for purposes of consistency and ease of management. However, based on Section 6.1 of the Distribution Agreement, in practice and on an as-needed basis, the Company may enter into subsequent supplemental agreements on a case-by-case basis with applicable distributors, which may contain prepayment terms or credit terms of 30 to 90 days, subject to the applicable conditions therein. The Company has filed the form of subsequent supplemental agreement as Exhibit 99.11 to Amendment No. 6. The length of the credit term considers factors such as the distributor’s purchase volume, the duration of the distributor relationship, and the distributor's credit and financial performance. For payments exceeding the credit term, the Company, in order to maintain customer relationships, does not directly pursue litigation or penalties for collection but reserves contractual rights and relies on the Company's sales personnel to regularly follow up on collections. There have been no disputes or lawsuits with our distributors regarding payment issues. In each case, the Company believes such supplemental agreements are entered into in the ordinary course of business and do not affect the validity of the original distribution agreements. The Company has disclosed on page 353 of Amendment No. 6 that as of December 31, 2022, the turnover days of accounts receivable was 187 days, while the turnover days of accounts receivable as of December 31, 2023 was 337 days. The accounts receivable turnover days were calculated using the following formula:

average accounts receivable × 360 days ÷ sales revenue = turnover days of accounts receivable average accounts receivable = (opening accounts receivable balance + closing accounts receivable balance) / 2

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 354 to 355 of Amendment No. 6 to clarify why and how the Company continues to be impacted by the COVID-19 pandemic in recent periods. The Company continues to reference the impacts of the COVID-19 pandemic in prior responses because in analyzing the fluctuations in revenue and accounts receivable between fiscal year 2022 and fiscal year 2023, the weakened economic environment resulting from external factors such as the COVID-19 pandemic had a negative impact on the Company and its customers, as well as end customers, i.e., the hospitals, whose financial status were negatively impacted by COVID-19 in various degrees as a result of fewer surgeries being performed and fewer clinic visits made by patients. Additionally, hospitals incurred expenses for complimentary COVID-19 tests, especially during local outbreaks, and made payments to COVID-19 test and lab providers. In addition to the impact on hospitals, employees at the Company’s distributors were unable to commute to work, which resulted in employee shortages at the Company’s distributors. These factors weakened the financial status of the distributors, and such impacts lasted after China lifted its full scale COVID-19 lock-downs in the first half of 2023. Specifically, hospitals strictly controlled their expenditures, leading to slower repayment by the hospitals. This resulted in the payment cycle for a number of the Company’s distributors being extended, causing slower capital turnover for the Company’s distributors. These effects of the COVID-19 pandemic and impact on the financial status of the Company’s hospitals and distributors lingered beyond January of 2023 when China started to life its full-scale COVID-19 shutdown and high-frequency testing requirements. In addition, management of the Company observed that surgeries and clinical visits increased throughout the remainder of 2023. The Company has collected all the outstanding accounts receivable from its customers from 2022, when China was in full-scale COVID-19 shutdown with requirements for frequent COVID-19 testing that significantly decreased the number of surgeries and clinical visits to hospitals. The Company’s management also recognized that a large majority of the hospitals, as direct or indirect customers of the Company, were sponsored by the Chinese government, and therefore needed time to recover their financial status after the unprecedented pandemic and control measures implemented in China from 2020 to 2022. Receivables that were not impaired relate to a large number of customers for whom there was no recent history of default. A majority of the outstanding amounts are short-term, as indicated by the aging analysis of the Company’s accounts receivable. This analysis is calculated from the due date of the customer’s credit terms, as detailed in NOTE 4 — ACCOUNTS RECEIVABLE, NET on page F-23.

5.	Comment: Please provide us with a rollforward of your Accounts Receivable balances from December 31, 2022 to December 31, 2023 which separately shows all significant activity in these balances including the impact of revenue, VAT, and actual collections.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the rollforward of Accounts Receivable balances from December 31, 2022 to December 31, 2023 is as follows:

Accounts Receivable Balances Rollforward

As of December 31, 2022 – Gross Amount	$25,016,309
Add Revenue in FY2023 (net of VAT)	$31,457,908
Add VAT (at a rate of up to 13%)	$3,985,423
Subtract Collection of Accounts Receivable in FY2023 (including VAT)	$(26,518,557)
As of December 31, 2023 – Gross Amount	$33,941,083

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Wu Haimei (Baird Medical Investment Holdings Limited)